
To start

This year, the meeting will take place virtually.
You will be able to participate online using
your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting,
questions and submit your votes in real time.

You may also provide voting instructions before the
meeting by completing the Form of Proxy or voting
information form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold
their shares through a broker, investment dealer, bank,
trust company, custodian, nominee or other intermediary)
who have not duly appointed themselves as proxy may
attend as guests but will not be able to vote during the
meeting.

If you are a non-registered holder and wish to vote at the
meeting, you should carefully follow the
instructions set out on your voting instruction form and in
the management information circular relating to the
meeting, in order to appoint and register yourself as proxy,
otherwise you will be required to login as a guest.

To participate online

Make sure the browser on your device is compatible.
You will need the latest version of Chrome, Safari, Edge,
or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the
following address:

Meeting Access

meetings.lumiconnect.com/400-418-609-963

You will need the following information to log in:

Meeting ID	**Password**
400-418-609-963	ats2025

Registered Shareholders

The 15-digit control number listed on your form of proxy.

Appointed Proxy

The four-letter control number or username provided
by the transfer agent; provided your appointment has
been properly registered.

Caution

Internal network security protocols including firewalls and
VPN connections may block access to the Lumi platform for
your meeting. If you are experiencing any difficulty
connecting or watching the meeting, ensure your VPN
setting is disabled or use a computer on a network not
restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.



Registered Shareholders

Enter the control number listed on your form of proxy
and the password above.

Appointed Proxy

Enter the control number or username provided by
the transfer agent and the password above.





Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To listen to the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.



Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end of the voting period by simply selecting another choice.



You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.



